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           CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                           Suite 1620
                          1801 Broadway
                        Denver, Colorado
                              80202


                    NOTICE OF ANNUAL MEETING
                       TO THE SHAREHOLDERS

                 TAKE NOTICE that the Annual Meeting (the "Meeting") of Shareholders of Consolidated Nevada Goldfields Corporation (the "Company") will be held on Tuesday, July 15, 1997, at 10:00 a.m. (Toronto time), at the offices of Cassels Brock & Blackwell, Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2 for the following purposes:

     (a) to receive and consider the financial statements for the year ended December 31, 1996, together with the report of the auditors;

     (b) to appoint auditors and authorize the directors to fix their remuneration;

     (c)  to elect directors; and

     (d) to transact such other business as may properly come before the Meeting or any adjournment thereof.

     The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

     Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to deliver or mail it in the enclosed envelope to the Secretary of the Company at the offices of the Company's transfer agent, Montreal Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. In order to be valid and acted upon at the Meeting or any adjournment thereof, proxies must be received at the aforesaid address not less than 48 hours, excluding Saturdays and holidays, before the time for holding the Meeting or any adjournment thereof.

     Only holders of Common Shares of record on June 10, 1997 are entitled to notice of and to vote at the Meeting. To the extent any such shareholder transfers the ownership of any of his/her shares after that date and the transferee of those shares establishes that he/she owns such shares and demands not later than 10 days before the Meeting that his/her name be included in the shareholders' list, such transferee will be entitled to vote such shares at the Meeting.

     Accompanying this Notice of Meeting and the Information Circular is an Instrument of Proxy. If you are unable to attend the meeting in person, kindly read the Notes accompanying the Instrument of Proxy enclosed herewith and complete, date and return the Proxy within the time and to the location set out in the Notes.

     DATED at Denver, Colorado this 11th day of June, 1997.

     BY ORDER OF THE BOARD


     (signed)                        Alex Bissett
          President and Chief Executive Officer




           CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                       INSTRUMENT OF PROXY

    THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned hereby appoints Alex Bissett, President and Chief Executive Officer of Consolidated Nevada Goldfields
Corporation (the "Company"), or failing him, Mr. Wendell Robinson, a Director of the Company, or, instead of either of them (hereinafter called the "nominee") as proxy for and on behalf of the undersigned with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual Meeting of the Company to be held on Tuesday, July 15, 1997, and at any adjournment or adjournments thereof and thereat, as specified below.

1. To appoint Peat Marwick Thorne, Chartered Accountants, as auditors for the Company for the ensuing financial year at a remuneration to be fixed by the directors of the Company.

     IN FAVOUR                          WITHHOLD

2.   To elect Richard C. Atkinson, Christopher J. Lalor, Wendell
     W. Robinson, James M. Bishop, Peter Marrone, Alonso Ancira, Manuel Ancira, Adolfo Autrey, Xavier D. Autrey, William J. Braithwaite and Richard N. Lawler directors of the Company for the ensuing year or until their successors are elected or appointed:


     IN FAVOUR                          WITHHOLD


3. To vote with discretionary authority on such other matters as may come before the meeting.


The  undersigned  hereby  revokes any  proxy  previously  given.
Authority is hereby given to the nominee (or any person authorized by the nominee) to date this Form of Proxy as of the date of receipt thereof by the Company.

DATED this           day of             , 1997.



Signature of Shareholder              Name of Shareholder (please
                                      print)


Address                               City/Province or State or
                                      Country


Number of Shares Held

                CONSOLIDATED NEVADA GOLDFIELDS CORPORATION

                       NOTES TO INSTRUMENT OF PROXY

1. The directors of the Company are not aware of any matters other than those set out in the Proxy to come before the meeting. Provided the instructions are certain, the shares represented by this proxy will be voted on any poll and further, will be voted on any poll as the shareholder may have specified. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED A VOTE IN FAVOUR. THE PERSON OR PERSONS NAMED IN THE PROXY SHALL ALSO BE ENTITLED TO VOTE THE SHARES REPRESENTED BY THE PROXY IN THEIR SOLE DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

2. IF THE SHAREHOLDER DOES NOT WISH TO APPOINT THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, HE SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON HE WISHES TO ACT AS
     HIS  PROXY.   SUCH  OTHER  PERSON NEED NOT BE  A  SHAREHOLDER  OF  THE
     COMPANY.

3. The Instrument of Proxy will not be valid unless it is SIGNED by the shareholder or by his attorney duly authorized by him in writing, or in the case of a corporation, is executed under the corporate seal or by an officer or officers or attorney for the corporation duly authorized. IF THE INSTRUMENT OF PROXY IS EXECUTED BY AN ATTORNEY FOR AN INDIVIDUAL SHAREHOLDER OR JOINT SHAREHOLDERS OR BY AN OFFICER OR OFFICERS OR ATTORNEY OF A CORPORATE SHAREHOLDER NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT SO EMPOWERING THE OFFICER OR OFFICERS OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL COPY THEREOF, SHOULD ACCOMPANY THE INSTRUMENT OF PROXY. If these instructions are not followed, the Chairman of the meeting may determine that the Proxy is unacceptable.

4. The Instrument of Proxy will not be used at the meeting or any adjournment thereof unless the same is deposited with the Company's transfer agent at least one (1) hour before the time for holding the said meeting or any adjournment thereof. Please mail, fax or deliver your proxy to the Company's transfer agent at the following address:

     MONTREAL TRUST COMPANY OF CANADA
151 Front Street West
Suite 605
Toronto, Ontario
M5J 2N1

Attention:  Proxy Department



                CONSOLIDATED NEVADA GOLDFIELDS CORPORATION


To Registered and Non-Registered Shareholders

In accordance with National Policy Statement No. 41/Shareholder Communication, beneficial shareholders may elect annually to have their names added to an issuer's supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements, please complete and return this form.


NAME:


ADDRESS:

                                         POSTAL CODE:

     (I     certify     that    I    am    a    beneficial     shareholder)
SIGNATURE:


                                             DATE: